Exhibit (a)(5)(iii)

Investor Relations Contact:	Media Relations Contact:
William Davis	Meredith Payette
312-517-5725	312-517-6216
ir@gogoair.com	pr@gogoair.com

Gogo Inc. Announces Final Results of Tender Offer for Outstanding 3.75% Convertible Senior

Notes Due 2020

Chicago, Ill., May 16, 2019 /PRNewswire – Gogo Inc. (“Gogo” or the “Company”) (NASDAQ: GOGO) announced today the expiration and final results of the Company’s previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 3.75% Convertible Senior Notes due 2020 (the “Notes”).

The Tender Offer expired at 11:59 P.M., New York City time, on Wednesday, May 15, 2019. As of the expiration of the Tender Offer, $158,954,000 aggregate principal amount of the Notes, representing approximately 98.12% of the total Notes outstanding, were validly tendered (and not validly withdrawn) pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer at the expiration of the Tender Offer at a purchase price equal to $1,000 per $1,000 principal amount of Notes, plus accrued and unpaid interest. Payment for Notes that have been validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer will be made on the Settlement Date. The Company expects the Settlement Date to be tomorrow, May 17, 2019.

After settlement, approximately $3,046,000 aggregate principal amount of the Notes will remain outstanding.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as the Dealer Managers for the Tender Offer. D.F. King & Co., Inc. served as the Information Agent and Depositary for the Tender Offer.

This press release shall not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities.

Forward-Looking Statements

This press release includes “forward-looking statements.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “future” or the negative of these terms or comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the ability of the Company to satisfy the conditions to the settlement of the Tender Offer, general market and economic conditions, changes in law and government regulations and other matters affecting the Company’s business. Forward-looking statements represent the beliefs and assumptions of Gogo only as of the date of this press release and Gogo undertakes no obligation to update or revise publicly any such forward-looking statements, whether as a result of new information, future events or otherwise. As such, Gogo’s future results may vary from any expectations or goals expressed in, or implied by, the forward-looking statements included in this press release, possibly to a material degree. Gogo cannot assure you that the assumptions made in preparing any of the forward-looking statements will prove accurate or that any long-term financial or operational goals and targets will be realized. For a discussion of some of the important factors that could cause Gogo’s results to differ materially from those expressed in, or implied by, the forward-looking statements included in this release, investors should refer to the disclosure contained under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gogo’s filings with the SEC, including its Annual Report on Form 10-K.